

June 30, 2010

Via Mail and Facsimile 011-44-1223-400-700

Mr. Tim Score
Chief Financial Officer
Arm Holdings plc
110 Fulbourn Road
Cambridge CB1 9NJ, England

> **Re: Arm Holdings plc**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed April 15, 2010**
> **File No. 000-29644**

Dear Mr. Score:

We have reviewed your response letter dated June 18, 2010 and filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2009

Item 5. Operating and Financial Review and Prospects, page 27

-Results of Operations, page 33

1.   We note your response to prior comments 1-2. Please revise your future filings to clearly label research and development costs, sales and marketing costs and general and administrative expenses excluding share-based compensation charges, amortization of intangibles acquired with business combinations, and restructuring charges as non-GAAP measures. Refer to the guidance in 10(e)(1)(ii)(E) of Regulation S-K.

2.   We note from your response to prior comment 3 that the measures for your segments entitled "operating costs excluding share-based compensation, amortization, and restructuring charges" and "profit/loss before tax excluding share-based compensation, amortization, and restructuring charges" are non-GAAP measures. Please revise your future filings to provide the disclosures outlined in 10(e)(1)(i) (c)-(d) of Regulation S-K. Please also label these measures as non-GAAP measures based upon the guidance in 10(e)(1)(ii)(E) of Regulation S-K.

Financial Statements, page F-1

Consolidated Cash Flow Statements, page F-4

Note 1. The Company and a Summary of its Significant Accounting Policies and Financial Risk Management, page F-5

3.   We note your response to prior comment 4. Paragraph 20 of IAS 7 states that "Under the indirect method, the net cash flow from operating activities is determined by adjusting profit or loss" and also contemplates the use of an alternate presentation. You have determined net cash flows from operating activities beginning with profit from operations and look to the alternative presentation set forth in paragraph 20 of IAS 7 as a basis to use of profit from operations but have not used that alternative presentation. As such, in future filings, please revise your presentation to determine net cash flows from operating activities by either:

- using the alternative presentation (paragraph 20 of IAS 7), or,

- starting with either:
    o   profit or loss as defined in paragraph 7 of IAS 1, or
    o   profit or loss before tax, if you continue to present a subtotal for profit or loss before tax on the face of your statement of comprehensive income.

-1(b). Summary of Significant Accounting Policies, page F-6

-Revenue Recognition, page F-11

4.   We note your response to prior comment 7. Please address the following comments related to your licensing arrangements with extended milestones:
.
*   Please explain to us the nature of the concessions that you provide to your customers for which you have entered into with licensing arrangements that contain extended payment terms.

*   Please explain how you are accounting for these concessions. Cite the accounting literature relied upon and how you applied to your situation.

*   Please quantify the amount of revenue that you have recognized for arrangements that you have entered into that have extended payment terms for each reporting period presented. Within this analysis, please also quantify the amount of the concessions provided to your customers for each reporting period presented.

        You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3604 if you have any questions. In this regard, do not hesitate to contact Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643 with any questions.
.

                                        Sincerely,

                                        Kate Tillan
                                        Assistant Chief Accountant